China Agro Sciences Corp.
101 Xinanyao Street, Jinzhou District, Dalian, Liaoning Province, PRC 116100

                                                                                          September 4, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Mail Stop 4561
Attn:  Mark P. Shuman, Evan S. Jacobson, Barbara C. Jacobs
Fax: 703-813-6981
Tel: 202-551-3428

Re:          China Agro Sciences Corp.
Preliminary Information Statement on Schedule 14C
Filed August 21, 2009
File No. 000-49687

Dear Mr. Shuman

I am writing in response to your comment letter dated August 28, 2009. The Staff's comments are set forth below, each followed by our response.

Please note that our counsel is now Anslow & Jaclin, 195 Route 9 South  2nd Floor  Manalapan, NJ 07726  Tel: (732) 409-1212  Fax: (732) 577-1188 Attn: Kristina Trauger.

        General

1.	In your response letter, please tell us whether any shareholder action was required under Florida law, or taken, with respect to the share exchange.

Response to Comment 1

Section 607.1103(1) of the Florida Business Corporation Act provides that the board of directors of the acquiring corporation in a share exchange is not required to obtain the approval of the shareholders. Pursuant to that section, the China Agro board of directors adopted the share exchange without shareholder action.

2.
You have not included Appendix A, the proposed restated articles of incorporation, in your filing. Please include the appendix with your amended filing, and confirm in your response letter that it will be included in your mailing to shareholders.

Response to Comment 2

We are today filing an amendment to our preliminary information statement on schedule 14C.  (Note:  The definitive 14C filed on September 1, 2009 has not been mailed to the shareholders. An amended 14C will be mailed to the shareholders, after the Staff has completed its review.)

In the amendment, we have removed the reference to “restated articles.” The articles are not being restated, and the reference was an error.  In the amendment we have also removed the reference to Appendix A, and do not intend to mail the form of articles of amendment to the shareholders.

        Action:  To Change the Company’s Name to “China HGS Real Estate, Inc.,” page 4

3.
Please revise this section to discuss the sale of all of your existing assets and liabilities to Mr. Wang, your chief executive officer. Disclose Mr. Wang’s involvement in the negotiations, state the views of your board of directors as to whether the transaction is fair and in the best interest of your shareholders, and disclose whether a fairness opinion was provided by an unrelated third party.

Response to Comment 3

We are today filing an amendment to our preliminary information statement on schedule 14C. We have included in the amended text a section titled “Disposition of Chemical Business.”  The text of the new section includes all of the disclosure requested in this comment.

ACKNOWLEDGEMENT

The undersigned, as Chief Executive Officer of China Agro Sciences Corp., hereby acknowledges that:

-	China Agro Sciences Corp. is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	China Agro Sciences Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Zhengquan Wang

Zhenquan Wang,
President, China Agro Sciences Corp.